FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of March 2011

FORMULA SYSTEMS (1985) LTD.
(Translation of Registrant's Name into English)

5 HaPlada st., Or-Yehuda, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ☒                             Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐               No   ☒

If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ....................

Attached to Registrant's Form 6-K for the month of March 2011 and incorporated by reference herein is the Registrant's immediate report dated March 18, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.
(Registrant)

By:/s/ Guy Bernstein
Guy Bernstein CEO
dated:    March 18, 2011

PRESS RELEASE - FOR IMMEDIATE RELEASE

Formula Systems Reports Fiscal Year 2010 Results; Revenues in 2010 Increased by 17%; Operating Income in 2010 increased by 27%; Net Income From Continuing Operation in 2010 Increased by 29%

Or-Yehuda, Israel – March 18, 2011 – Formula Systems (1985) Ltd. (NASDAQ: FORTY) a provider of information technology products, solutions and services, announced today its results for the year ended December 31, 2010. The company filed today with the US Securities and Exchange Commission its annual report on Form 20-F for the year ended December 31, 2010.

Financial Highlights

•	Revenues increased by 17% to $549.7 million compare to 469.4 in 2009.

•	Operating income increased by 27% to $47.0 million up from $37.0 million last year.

•	Net income attributable to Formula shareholders from continuing operations reached $18.4 million compare to $14.2 million in 2009, an increase of 29%.

•	Formula’s consolidated cash and short term investments totaled approximately $148.7 million as at 31 December 2010.

•	Formula’s stand alone cash and other financial investments, net totaled $15.3 million as at 31 December 2010.

In addition, on March 18, 2011, the company's board of directors appointed Mr. Marcin Rulnicki as its chairman.

Comments of Management
Guy Bernstein, Chief Executive Officer of Formula Systems, said: " I am pleased with the group’s solid performance in 2010. We continued to achieve both growth and profitability as a result of our subsidiaries' outstanding products and services. We are confident in our ability to capitalize on growth opportunities and build value for our shareholders."

About Formula Systems

Formula Systems (1985) Ltd. (NASDAQ: FORTY) is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Statements made in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the company’s products, dependence on strategic partners, integration of new business, successful implementation of Formula’s products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula’s Securities and Exchange Commission filings, including its most recent report on Form 20-F. Formula undertakes no obligation to publicly release any revision to any forward-looking statement.

Contact:
Nir Feller, Formula Systems (1985) Ltd.
Tel. +972-3-5389487
Email. nir@formula.co.il